CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,350,000	$167.56

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated October 15, 2010 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$2,350,000 Capped Market Plus Notes due October 18, 2012 Linked to the S&P 500® Index Global Medium-Term Notes, Series A, No. E-6048

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	October 15, 2010*

Issue Date:	October 20, 2010

Final Valuation Date:	October 15, 2012*

Maturity Date:	October 18, 2012** (resulting in a term to maturity of approximately 24 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Maximum Return:	30.00%

Minimum Coupon Percentage:	17.10%

Barrier Level:	882.14, the initial level multiplied by 75%, rounded to the nearest hundredth

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the closing level of the Index is equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to (i) the principal amount of your Notes plus (ii) 100% of your principal amount multiplied by the greater of (a) the minimum coupon percentage and (b) the index return, subject to the maximum return. For example, if the index return is 30.00% or more, you will receive the maximum return on the Notes of 30.00%, which entitles you to the maximum payment of $1,300.00 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × the greater of (a) Minimum Coupon Percentage and (b) Index Return]

If the closing level of the Index is less than the barrier level on any day between the initial valuation date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to (i) the principal amount of your Notes plus (ii) 100% of your principal amount multiplied by the index return, subject to the maximum return. For example, if the index return is 30.00% or more, you will receive the maximum return on the Notes of 30.00%, which entitles you to the maximum payment of $1,300.00 for every $1,000 principal amount Note that you hold. If the index return is negative, you will receive at maturity an amount less than the principal amount of your Notes. Accordingly, if the closing level of the Index is below the barrier level on any day between the initial valuation date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × Index Return]

You may lose some or all of your principal if you invest in the Notes. If the closing level of the Index is below the barrier level on any day between the initial valuation date and the final valuation date, inclusive, your Notes will be fully exposed to any declines of the Index from the initial level and you may lose some or all of your investment. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	1,176.19, the Index closing level on the initial valuation date

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740PTJ5 and US06740PTJ56

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	2%	98%
Total	$2,350,000	$47,000	$2,303,000

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 2% of the principal amount of the notes, or $20 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PS–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the initial level of 1,176.19 and the maximum return on the Notes of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Barrier Level Not Breached[1]		Barrier Level Breached[2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
2,352.38	100.00%	$1,300.00	30.00%	$1,300.00	30.00%
2,234.76	90.00%	$1,300.00	30.00%	$1,300.00	30.00%
2,117.14	80.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,999.52	70.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,881.90	60.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,764.29	50.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,646.67	40.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,529.05	30.00%	$1,300.00	30.00%	$1,300.00	30.00%
1,411.43	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
1,377.32	17.10%	$1,171.00	17.10%	$1,171.00	17.10%
1,352.62	15.00%	$1,171.00	17.10%	$1,150.00	15.00%
1,293.81	10.00%	$1,171.00	17.10%	$1,100.00	10.00%
1,235.00	5.00%	$1,171.00	17.10%	$1,050.00	5.00%
1,205.59	2.50%	$1,171.00	17.10%	$1,025.00	2.50%
1,176.19	0.00%	$1,171.00	17.10%	$1,000.00	0.00%
1,117.38	-5.00%	$1,171.00	17.10%	$950.00	-5.00%
1,058.57	-10.00%	$1,171.00	17.10%	$900.00	-10.00%
940.95	-20.00%	$1,171.00	17.10%	$800.00	-20.00%
882.14	-25.00%	$1,171.00	17.10%	$750.00	-25.00%
823.33	-30.00%	N/A	N/A	$700.00	-30.00%
705.71	-40.00%	N/A	N/A	$600.00	-40.00%
588.10	-50.00%	N/A	N/A	$500.00	-50.00%
470.48	-60.00%	N/A	N/A	$400.00	-60.00%
352.86	-70.00%	N/A	N/A	$300.00	-70.00%
235.24	-80.00%	N/A	N/A	$200.00	-80.00%
117.62	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

[1]

The barrier level will not be breached if the closing level of the Index is equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive.

[2]	The barrier level will be breached if the closing level of the Index is less than the barrier level on any day between the initial valuation date and the final valuation date, inclusive.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 1,176.19 to a final level of 1,411.43, resulting in an index return of 20.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the index return of 20.00% is greater than the minimum coupon percentage but does not exceed the maximum return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + ($1,000 × 20.00%) = $1,200.00

The total return on the investment of the Notes is 20.00%.

PS–3

Example 2: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 1,176.19 to a final level of 1,646.67, resulting in an index return of 40.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 40.00% is greater than the maximum return, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + ($1,000 × 30.00%) = $1,300.00

The total return on the investment of the Notes is 30.00%, the maximum return on the Notes.

Example 3: The closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 1,176.19 to a final level of 1,205.59, resulting in an index return of 2.50%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the index return of 2.50% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Minimum Coupon Percentage]

$1,000 + ($1,000 × 17.10%) = $1,171.00

The total return of the investment of the Notes is 17.10%.

Example 4: The closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 1,176.19 to a final level of 1,058.57, resulting in an index return of -10.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the initial valuation date and the final valuation date, inclusive, and the index return of -10.00% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Minimum Coupon Percentage]

$1,000 + ($1,000 × 17.10%) = $1,171.00

The total return of the investment of the Notes is 17.10%.

Example 5: The closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 1,176.19 to a final level of 1,205.59, resulting in an index return of 2.50%.

Because the closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the index return of 2.50% is less than the maximum return, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + ($1,000 × 2.50%) = $1,025.00

The total return on the investment of the Notes is 2.50%.

Example 6: The closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 1,176.19 to a final level of 1,646.67, resulting in an index return of 40.00%.

Because the closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the index return of 40.00% exceeds the maximum return, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + ($1,000 × 30.00%) = $1,300.00

The total return on the investment of the Notes is 30.00%.

Example 7: The closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 1,176.19 to a final level of 1,058.57, resulting in an index return of -10.00%.

Because the closing level of the Index was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + ($1,000 × -10.00%) = $900.00

The total return on the investment of the Notes is -10.00%.

PS–4

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—The Notes provide the opportunity to participate in any appreciation of the Index, up to the maximum return, by entitling you to a return equal to the index return or, in the event that the closing level of the Index never falls below the barrier level, to a return equal to the greater of the minimum coupon percentage and the index return, in each case up to the maximum return of 30.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Limited Protection Against Loss—Payment of the principal amount of the Notes is protected at maturity against a decline in the index return but only to the extent that the closing level of the Index never falls below the barrier level between the initial valuation date and the final valuation date, inclusive. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your

PS–5

Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative and whether the closing level of the Index is less than the barrier level on any day between the initial valuation date and the final valuation date, inclusive. If the closing level of the Index declines below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level of the Index is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PS–6

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through October 15, 2010. The Index closing level on October 15, 2010 was 1,176.19.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

PS–7